CHURCHILL CAPITAL CORP IX	PLUS AUTOMATION, INC.
640 Fifth Avenue, 14th Floor	3315 Scott Boulevard, Suite 300
New York, NY 10019	Santa Clara, CA 95054

April 22, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Kathy Collins

Brittany Ebbert

Edwin Kim

Larry Spirgel

Re: Request for Withdrawal of Registration Statement on Form S-4 (File No. 333-290370)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Churchill Capital Corp IX (the “Company”) and Plus Automation, Inc., a Delaware corporation (“PlusAI”), respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-4 (File No. 333-290370), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on September 19, 2025, as further amended and as declared effective by the Commission on April 2, 2026, effective as of the date hereof.

The registrants request the withdrawal of the Registration Statement because they no longer plan to consummate the business combination described in the Registration Statement and confirm no securities have been sold thereunder.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act and subject to the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of the Company.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Jay Taragin, Chief Financial Officer of CCIX and Steven Spinner, Chief Financial Officer of PlusAI, each at their respective above-mentioned address, with copies to Gregory Astrachan at Willkie Farr & Gallagher LLP at 787 Seventh Avenue New York, NY 10019, email: gastrachan@willkie.com and Michael Nordtvedt at Wilson Sonsini Goodrich & Rosati PC, email: mnordtvedt@wsgr.com.

*************************

[Signature page follows]

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Gregory Astrachan at Willkie Farr & Gallagher LLP at (212) 728-8608 or Michael Nordtvedt at Wilson Sonsini Goodrich & Rosati at (206) 883-2524.

Very truly yours,

/s/ Jay Taragin	/s/ Steven J. Spinner
Jay Taragin Churchill Capital Corp IX Chief Financial Officer	Steven J. Spinner Plus Automation, Inc. Chief Financial Officer